UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2024

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

General Hornos, No. 690, 1272

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	English translation of letter dated September 16, 2024 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION Buenos Aires, September 16, 2024 Comisión Nacional de Valores

Re.: Telecom Argentina S.A. Relevant Matter

Dear Sirs,

I am writing in my capacity as Attorney -in- fact of Telecom Argentina S.A. (the “Company”), in order to inform you that on September 14, 2024, the Company entered into an agreement with El Hombre Mil S.A. (“EHM”), its company partner VER TV S.A. (“VER TV”) and TELEDIFUSORA SAN MIGUEL ARGANGEL S.A. (“TDSMA”), which provide TIC internet Access and CATV services in the cities of Mercedes, Suipacha, Lujan, Pilar, Escobar, San Nicolas, Tres de Febrero y San Miguel, all in the Province of Buenos Aires.

Through said agreement, each shareholder will continue to hold 100% of the capital in only one of the aforementioned companies they previously shared: Telecom Argentina will continue to hold 100% of its current subsidiary TDSMA, and EHM will continue to hold 100% of VER TV, in which Telecom Argentina had a minority stake. Telecom Argentina will also receive a compensation of U$S 5,500,000 payable in installments.

As a consequence of the aforementioned agreement, TDSMA, with Telecom Argentina as its sole shareholder, will continue to provide services in the cities of Mercedes, Suipacha, Luján, Pilar and Escobar, will start providing services the cities of San Nicolás and Tres de Febrero and will cease to provide services in the city of San Miguel, all in the Province of Buenos Aires.

Sincerely,

Telecom Argentina S.A.

/s/Andrea V. Cerdán
Attorney in fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	September 16, 2024	By:	/s/ Luis Fernando Rial Ubago
			Name:	Luis Fernando Rial Ubago
			Title:	Responsible for Market Relations